FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

N&B Transition Update: Employee FAQ

In this N&B Transition Update, we present an employee Q&A addressing topics related to the potential transaction.

On December 15, 2019 DuPont and IFF announced they had reached a definitive agreement to combine the DuPont Nutrition & Biosciences (N&B) business with IFF. N&B remains a part of DuPont until the transaction closes. Pending IFF shareholder approval, regulatory approvals, and customary closing conditions, it is expected that the transaction will close in Q1, 2021.

Since the announcement, we’ve received many questions about the intended transaction from colleagues within N&B and throughout DuPont. Questions ranging from how this intended transaction might affect employees, to questions about the employees from DuPont corporate functions that are being selected to transfer to N&B, to questions on compensation and benefits. We’ve compiled a list of the most frequently asked questions. You can find this Q&A on the N&B intranet site, The Bridge, and by clicking here. It will be periodically updated as new information is available.

N&B Transition Updates:

N&B Transition Updates is a new series on the N&B Intranet, The Bridge, where we will guide you on the transition journey over the next year. We will look at key milestones, separation and integration work and give insights into IFF as a company. All N&B Transition Updates are for internal use only and not for distribution.

See all N&B Transition Updates on the IFF Merger focus area on The Bridge.

You can always contact us with comments, questions or good ideas by writing to: ask-nb@dupont.com

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N&B Transition Employee Q&A

On December 15, 2019, DuPont announced a definitive agreement to merge its Nutrition & Biosciences business (N&B) with IFF. N&B will remain a part of DuPont until the transaction closes. Pending IFF shareholder approval, regulatory approvals, and customary closing conditions, it is expected that the transaction will close in approximately Q1 of 2021.

The following Q&A document addresses topics related to the potential transaction. It was developed with all DuPont employees in mind, but is especially relevant for N&B colleagues, including the corporate functional employees who have been identified to transition to the N&B organization. This Q&A will be updated periodically to reflect the most recent and relevant information available.

THE TRANSACTION

1.	Why are you doing this transaction?

Together, IFF and DuPont Nutrition & Biosciences will create a category-defining, integrated value-added solutions partner, with an enhanced ability to deliver differentiated, integrated solutions to thousands of customers across a broad range of end markets.

The combination will also allow us to better serve our customers and to accelerate their growth through our ability to provide a more comprehensive solution set, increased scale, category diversification, global reach and a broader set of capabilities, which will enable the combined company to respond to customer demand and evolving consumer preferences for natural and “better for you” products.

Together, the IFF and DuPont Nutrition & Biosciences portfolio will serve complementary end markets with the #1 or #2 positions across in-demand categories including Taste, Texture, Scent, Plant-Based Proteins, Cultures, Enzymes, Probiotics and Pharma Excipients, as well as a broad scope of capabilities to fully meet our customers’ evolving needs.

With a compelling financial profile, the combined company will be well-positioned to respond to customer needs, capitalize on positive market trends and drive strong profitable growth and cash-flows in a competitive market.

2.	How large will the combined company be and where will it be headquartered?

The combined company will have an annual revenue of approximately ~$11BN (2019 pro forma estimated sales) and be a headquartered in New York City.

3.	Where will the combined company trade?

The combined company will continue to trade on the NYSE, Euronext Paris, and TASE (Tel Aviv Stock Exchange).

4.	What does the separation effort look like?

Several teams were formed earlier this year to advance the transaction efforts. Two key teams lead up the work. The Separation Team is focused on executing a successful separation and transition of N&B. The separation is a cross-function and cross-business effort, with the Separation Team consisting of DuPont colleagues from corporate, regional and local country levels, N&B and the other business units. Another team operating in parallel to the Separation Team is the Integration Team composed of both N&B and IFF representatives. Co-led by Angela Naef from N&B and Rich O’Leary from IFF, this team is working to define the future of the combined company.

5.	How compatible are the cultures of two organizations intending to merge?

IFF and DuPont Nutrition & Biosciences share long and successful histories of innovation, cultures of excellence that integrate science and creativity. Both organizations are dedicated to best in class customer experience with winning teams driven by an unwavering commitment to our customers. IFF has industry-defining sustainability commitments which match well with DuPont N&B’s sustainability goals and approach. The combined company will bring the best of both organizations’ experienced leaders with clear views of the company’s potential and who bring ample experience integrating large organizations.

6.	How will employees be kept up to date on the progress of the potential transaction?

There is a webpage, available to all DuPont employees, on The Bridge (N&B intranet) regarding the proposed transaction. The N&B organization will also continue to provide employee updates through town halls, email communications, articles, and sessions with leaders.

TALENT SELECTION

7.	Why are some employees from DuPont corporate functions being selected to transfer with N&B to IFF at the time the potential transaction closes?

To ensure N&B business continuity on Day 1, N&B needs to be staffed with some roles which today sit in DuPont corporate functions. Talent selection for corporate leveraged functional roles for the N&B organization will be completed by the end of Q2, 2020.

8.	Can functional employees who’ve been identified to transfer to N&B decline and choose to stay with DuPont?

If you’ve been identified to transition to N&B, you are now included in the ring-fenced employee population (following applicable country guidelines). Under the definitive agreement with IFF,

DuPont is prohibited, other than in certain specified exceptions, from moving ring-fenced employees to roles outside of the N&B business. Thus, once you have been identified to transition to N&B, you are no longer eligible to apply for positions in other businesses or functions at DuPont. Those who don’t want to join IFF may choose to leave DuPont. However, in general, employees who decide to leave during this transition time, will not receive a severance package from DuPont except as required by an applicable law or labor agreement.

9.	How was I identified to transition to the N&B organization, and what was the process for the mapping of DuPont corporate functional roles?

As we prepare for the separation of N&B from DuPont, leaders of the corporate functional organizations have been working with N&B leaders to ensure the N&B organization is staffed with the appropriate roles to maintain business continuity and to ensure that that the intended new company is prepared to execute its business strategy and pursue its goals after the close of the potential transaction.

10.	Will I continue in my current role and with the same responsibilities?

The transition plan for corporate functional employees who have been selected to transfer to the N&B organization will be managed by the DuPont corporate functional leader and the N&B business leaders. Given that many of the roles in our corporate functional departments are leveraged across businesses, transition plans will need to be flexible.

LEGAL ENTITY CHANGES

11.	What exactly is a legal entity?

Global, multinational businesses usually have structures that include multiple legal entities which can take many forms including, for example, partnerships, corporations, and limited liability companies. The business is actually transacted through—and in the name of—specific legal entities that enter into agreements or contracts, assume obligations, employ and pay employees, incur obligations and pay expenses, etc.

12.	Why are some legal entities changing?

In the coming months, before the transaction closes, we will undertake specific actions to separate the N&B business from DuPont. Within DuPont some of our legal entities are involved in more than one business—in other words, some of our individual DuPont legal entities have operations related to the N&B business and other DuPont businesses. For those entities, we need to separate N&B from the other DuPont businesses which involves moving the N&B business to a different or a new legal entity, or in a few cases, moving the other DuPont businesses.

13.	As N&B separates from DuPont, how will legal entity changes impact employees’ locations? How will locations that are shared between DuPont and N&B be handled?

The Separation Team consisting of DuPont and Nutrition & Biosciences representatives is working on the carve out and separation of Nutrition & Biosciences from DuPont and ensuring a smooth transition into the new intended company. This will include an evaluation of the respective legal entities and locations associated with Nutrition & Biosciences and other DuPont businesses. Employees will be informed of associated changes as the process evolves and we will manage this process in alignment with the requirements in our respective countries.

14.	Do legal entity changes also have an impact on individual employees?

Yes. Employees who are not currently in the appropriate N&B or non-N&B legal entity for their future alignment will need to be aligned with the appropriate legal entity, which will, technically, be their new DuPont employer. This is likely to include completing paperwork to reflect the new legal name of the company from which, for example, pay will be issued. Actions employees need to take will vary based in part on country requirements.

15.	Do the legal entity changes affect only N&B colleagues?

No. For various reasons, including the fact that at some locations the N&B business is co-located with other DuPont businesses, some employees who are remaining with DuPont may experience a legal entity change.

16.	If my legal entity is changing, how will I know what actions, if any, I need to take?

You will be notified by your local country HR personnel as to any actions you need to take and when you need to take them. The timing of receiving these notifications will be dependent on country regulations.

17.	I’ve heard the term “Go-Live” in association with legal entity changes? What does it refer to?

Go-Live dates refer to the dates on which the new legal entities are activated. Going live means that the entity has all functional requirements in place to operate independently.

18.	When is my new legal entity scheduled to “Go-Live”?

Go-Live dates are anticipated to begin in the third quarter of 2020 and continue through the fourth quarter of 2020. Employees will be informed of specific timing closer to the Go-Live dates.

19.	Does the change in legal entity mean that I will have a new manager?

As employees change legal entities to prepare for separation, this process in and of itself will not require a new supervisor relationship to be created. However, as functional employees are mapped to transfer with N&B, in some cases, new hierarchies will be created which may require an employee to have a new supervisor. Each individual situation is different. Your manager or local HR contact will let you know if your manager changes.

20.	How do the legal entity changes affect customers? What are they being told?

A communications plan is in place to ensure that customers are fully aware of what’s happening; if and how it affects them; and what they need to do. They are receiving the specific guidance they need to update their records and information based on the new legal entities.

HUMAN RESOURCES OVERALL

21.	Are layoffs expected or will there be site closures?

As we look to the future of the new organization with IFF, we will continue to evaluate how to best structure our combined organizations and position the organization for success going forward. You can anticipate in this dynamic environment there will be changes and synergy saving targets. DuPont Nutrition & Biosciences and IFF are committed to a respectful process as we manage any needed changes while following all local and legal requirements. We will adhere to our Core Values as our foundation to guide us throughout this process.

23.	Will employees be eligible for severance if they lose their job as a result of the completed transaction?

For the 18-month period following the closing of the transaction, an employee at the new combined company who terminates and is eligible for severance benefits will receive a cash severance benefit no less than the amount he or she would have received under the applicable DuPont severance plan in effect on December 15, 2019 (but crediting service through the termination date) or pursuant to an applicable labor agreement in effect.

24.	Would the transaction affect employees’ current salaries / bonus / compensation / benefits?

For a period of at least 18 months following the closing of the transaction, IFF is required under the definitive agreement to provide N&B employees with base pay (annual salary) and an annual cash bonus target opportunity no less than what the employees were eligible to receive from DuPont immediately prior to the transaction closing, along with employee benefits (with certain exceptions) substantially no less favorable in the aggregate than the benefits they received from DuPont, immediately prior to the transaction closing. Moreover, eligible employees will receive paid time off no less favorable than the paid time off employees received from DuPont immediately prior to the transaction closing.

For the first annual equity grant cycle of the future merged company, eligible employees with a long-term incentive (LTI) target opportunity will receive a target amount that is substantially comparable to the LTI target opportunity that the employee received from DuPont immediately prior to the transaction closing. Eligible employees refer to DuPont employees at salary grade levels 13 and above.

The foregoing is subject to the terms of any local laws or labor agreements applicable to employees continuing with the future merged company. This document is only a general summary of applicable provisions, and exceptions and special rules apply that are not discussed here. As details become available (and they vary by country), you will be updated as appropriate. In any event, as always, DuPont in its discretion may modify or discontinue part or all of any employee benefit plan except as otherwise provided in an applicable labor agreement or law.

25.	Will years of accrued service be applied to benefits programs in the future merged company?

DuPont years of service generally will transfer and be recognized by the new intended company, but certain exceptions may apply.

26.	Who can I contact if I have additional questions related to the potential transaction?

Please reach out to your manager or local HR business partner.

Disclaimer: The transactions and other matters described in this communication are subject to change at any time. Throughout this process, we will observe all applicable local employment laws and regulations and collective bargaining agreements and collective bargaining obligations. This communication does not create any third-party beneficiary rights or alter one’s status as an “at will” employee of DuPont. This communication does not alter one’s terms or conditions of employment with DuPont in any way. Any descriptions of benefit plans contained in this communication provide only general information. Employees should refer to the plan document and summary plan description of the applicable plans for a more complete description of the plans’ terms. If there is any conflict between (a) the information provided in this communication, and/or any other oral or written representations made by anyone regarding a plan, and (b) the legal documents of a plan, including the plan document or summary plan description for the applicable plan, the plan legal documents will govern. DuPont reserves the right to amend, modify, or terminate any compensation or benefit program at any time.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of N&Bco, a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Merger Sub I and Merger Sub II intend to file relevant materials with the SEC, including a registration statement on Form S-4 filed by IFF and a registration statement filed N&Bco, each of which will contain a prospectus. In addition, IFF will file a proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (30) that N&Bco may not achieve certain targeted cost and productivity improvements , which could adversely impact its results of operations and financial condition, (31) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (32) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability and severity of such events, which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy to be filed by IFF and the registration statement to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.